

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

September 15, 2006

Mr. William E. May
Principal Financial Officer
Tween Brands, Inc.
8323 Walton Parkway
New Albany, Ohio 43054

> **Re: Tween Brands, Inc.**
> **Form 10-K for Fiscal Year Ended January 28, 2006**
> **Filed April 10, 2006**
> **Forms 10-Q for Fiscal Quarters Ended April 29, 2006**
> **and July 29, 2006**
> **Filed June 7, 2006 and September 1, 2006**
> **File No. 1-14987**

Dear Mr. May:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 28, 2006

Note 1. Summary of Significant Accounting Policies, page 46

Catazine and Advertising Costs, page 48

1.   In connection with our review of your Form 10-K for the year ended January 31,
        2004, you indicated in your response to our comment regarding advertising costs
        that you would modify your advertising costs disclosure, beginning with your
        Form 10-K for the year ended January 29, 2005, to clarify that catalog costs,
        principally catalog production and mailing costs, are amortized over the expected
        revenue stream (typically four to six weeks). We note, however, that beginning
        with your Form 10-K for the year ended January 29, 2005, you disclose that
        catazine costs, principally catazine production and mailing costs, are expensed
        when the catazine is mailed. Please provide us with the details underlying the
        change in your accounting treatment of these advertising costs.

Revenue Recognition, page 49

2.   We note that you have also modified your revenue recognition policy for
        advertising space in your catazines similarly to your policy for catazine costs.
        Please explain to us how you were able to determine that advertising revenues are
        recognizable when catazines are mailed. Please also quantify for us the amount
        of quarterly revenue recorded in all periods presented in your financial statements
        related to the sales of advertising space in your catazines.

Operating Leases, page 49

3.   We note your disclosure in Note 4 at page 55 that annual store rent is generally
        composed of a fixed minimum amount, plus contingent rent based on a
        percentage of sales exceeding a stipulated amount. Please expand your disclosure
        in future filings to describe your accounting treatment of these contingent rental
        amounts. Specifically, your disclosure should explain whether you include an
        estimate of contingent rent when calculating your deferred rent liability as well as
        the factors that you consider when determining whether or not to include it.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Regina Balderas, Staff Accountant, at (202) 551-3722 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief